                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                 [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
                      THE SECURITIES EXCHANGE ACT OF 1934.

                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 1998.

                                       OR

               [ ] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF
                      THE SECURITIES EXCHANGE ACT OF 1934.

                           COMMISSION FILE NO. 0-23087

                    STARTEC GLOBAL COMMUNICATIONS CORPORATION
                          STARTEC EMPLOYEE 401(k) PLAN





                    STARTEC GLOBAL COMMUNICATIONS CORPORATION
                             10411 Motor City Drive
                               Bethesda, MD 20817
                                  (301)365-8959


               DELAWARE                                    52-2099559
   (State or Other Jurisdiction of                      (I.R.S. Employer
    Incorporation or Organization)                     Identification No.)

                    STARTEC GLOBAL COMMUNICATIONS CORPORATION

                           STARTEC EMPLOYEE 401(k) PLAN

                                    FORM 11-K

                             AS OF DECEMBER 31, 1998

                                TABLE OF CONTENTS



PART I.                    FINANCIAL STATEMENTS
         Item 1.  Report of Independent Public Accountants  ...........................................1

         Item 2.  Financial Statements

                  Statement of Net Assets Available for Benefits with Fund Information
                       As of December 31, 1998  ...................................................... 2

                  Statement of Changes in Net Assets Available for Benefits with Fund Information
                       For the year ended December 31, 1998  ......................................... 3

         Item 3.  Notes to Financial Statements  ..................................................... 4

         Item 4.  Supplemental Schedules

                  Item 27(a) - Schedule of Assets Held for Investment Purposes
                     as of December 31, 1998.......................................................... 8

                  Item 27(d) - Schedule of Reportable Transactions
                     for the year ended December 31, 1998............................................. 9

                  Item 27(e) - Schedule of Nonexempt Transactions
                     for the year ended December 31, 1998............................................ 10

                  Schedules Omitted Because There Were No Such Items
                     for the Year ended December 31, 1998:
                       Loans or Fixed-Income Obligations
                       Leases in Default or Classified as Uncollectible

Item 1

                     The Report of Independent Public Accountants



To the Trustees of the
Startec Employee 401(k) Plan:

We have audited the accompanying statement of net assets available for benefits with fund information of the Startec Employee 401(k) Plan (the "Plan") as of December 31, 1998, and the related statement of changes in net assets available for benefits with fund information for the year then ended. These financial statements and the schedules referred to below are the responsibility of the Plan administrator. Our responsibility is to express an opinion on these financial statements and schedules based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1998, and the changes in net assets available for benefits for the year then ended in conformity with generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes (Schedule I), reportable transactions (Schedule
II), and nonexempt transactions (Schedule III) are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan administrator. The fund information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                        Arthur Andersen LLP

Washington, D.C.
June 28, 1999

Item 2

                         Startec Employee 401(k) Plan


     Statement of Net Assets Available for Benefits With Fund Information
                            As of December 31, 1998


Assets:
     Investments, participant directed, at fair value-
         John Hancock Growth and Income Fund                         $  84,211
         John Hancock Emerging Growth Fund                              69,651
         John Hancock Financial Industries Fund                         51,992
         John Hancock Global Technology Fund                            41,465
         John Hancock High Yield Bond Fund                              17,615
         John Hancock Money Market Fund                                 15,451
         John Hancock Sovereign Investors Fund                             446
                                                                      --------
           Total Investments                                           280,831
                                                                      --------
     Contributions Receivable                                           31,001
                                                                      --------
Net assets available for benefits                                     $311,832
                                                                      --------
                                                                      --------

       The accompanying notes are an integral part of this statement.

                         Startec Employee 401(k) Plan


Statement of Changes in Net Assets Available for Benefits With Fund Information
                     For the Year Ended December 31, 1998


                                                        John         John        John         John           John
                                                      Hancock      Hancock     Hancock       Hancock       Hancock
                                                     Growth and    Emerging   Financial      Global       High Yield
                                                       Income       Growth    Industries   Technology        Bond
                                                        Fund         Fund        Fund         Fund           Fund
                                                     ----------    --------   ----------   ----------     ----------
Additions to net assets attributed to:
     Investment income-
         Net appreciation (depreciation) in fair
           value of investments                        $3,309       $9,578      $2,119       $9,829        $(1,498)
         Interest and dividend income                   3,787        1,193         504          212            611
                                                     ----------    --------   ----------   ----------     ----------
                                                        7,096       10,771       2,623       10,041           (887)
                                                     ----------    --------   ----------   ----------     ----------
     Contributions-
         Participants'                                 56,523       49,975      42,301       26,331         14,019
         Employer's                                     1,278        1,109         940          611            326
         Rollover                                      19,051        7,832       6,328        4,241          4,241
                                                     ----------    --------   ----------   ----------     ----------
                                                       76,852       58,916      49,569       31,183         18,586
                                                     ----------    --------   ----------   ----------     ----------
                  Total additions                      83,948       69,687      52,192       41,224         17,699

Deductions from net assets attributed to:
     Benefits paid to participants                        -            -           -            -              (15)

Interfund transfers, net                                  263          (36)       (200)         241            (69)
                                                     ----------    --------   ----------   ----------     ----------
Net increase in net assets                             84,211       69,651      51,992       41,465         17,615

Net assets available for benefits, beginning of
   year                                                   -            -           -            -              -

                                                     ----------    --------   ----------   ----------     ----------
Net assets available for benefits, end of year        $84,211      $69,651     $51,992      $41,465        $17,615
                                                     ----------    --------   ----------   ----------     ----------
                                                     ----------    --------   ----------   ----------     ----------


                                                     John         John
                                                    Hancock      Hancock
                                                     Money      Sovereign
                                                    Market      Investors     Contributions
                                                     Fund          Fund         Receivable       Total
                                                   --------     ---------     -------------     --------
Additions to net assets attributed to:
     Investment income-
         Net appreciation (depreciation) in fair
           value of investments                     $   -       $    (19)       $    -          $ 23,318
         Interest and dividend income                   284           33             -             6,624
                                                   --------     ---------     -------------     --------
                                                        284           14             -            29,942
                                                   --------     ---------     -------------     --------
     Contributions-
         Participants'                               17,621          575           29,540        236,885
         Employer's                                     333           27            1,461          6,085
         Rollover                                       718          -               -            42,411
                                                   --------     ---------     -------------     --------
                                                     18,672          602           31,001        285,381
                                                   --------     ---------     -------------     --------
                  Total additions                    18,956          616           31,001        315,323

Deductions from net assets attributed to:
     Benefits paid to participants                  (3,476)          -               -            (3,491)

Interfund transfers, net                               (29)         (170)            -                -
                                                   --------     ---------     -------------     --------
Net increase in net assets                          15,451           446           31,001        311,832

Net assets available for benefits, beginning of
   year                                                -             -               -                -
                                                   --------     ---------     -------------     --------
Net assets available for benefits, end of year     $15,451          $446          $31,001       $311,832
                                                   --------     ---------     -------------     --------
                                                   --------     ---------     -------------     --------

       The accompanying notes are an integral part of this statement.

Item 3

                           Startec Employee 401(k) Plan


                           Notes to Financial Statements
                              As of December 31, 1998


1.   DESCRIPTION OF THE PLAN:

GENERAL

The following description of the Startec Employee 401(k) Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for a complete description of the Plan's provisions. The Plan is a defined contribution plan covering all eligible employees, as defined, which was adopted on January 1, 1998. Employees become eligible to participate in the Plan on the first day of the month following employment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

CONTRIBUTIONS

Participants may contribute, subject to certain restrictions, up to 15 percent of their compensation to the Plan. These contributions are invested at the participant's direction into funds administered by John Hancock Funds, Inc. ("John Hancock" or the "Custodian").

Startec Global Communications Corporation (the "Company" or the "Sponsor") may make discretionary contributions and/or matching contributions, subject to certain restrictions. There is no minimum hour of service requirement to receive employer contributions if the participant is employed on the last day of the Plan year. If the participant leaves the Company prior to the end of the Plan year, the participant must have completed at least 500 hours of service during the Plan year in order to receive employer matching contributions and/or discretionary contributions. In December 1998, the Company began matching up to five percent of participants' contributions to the Plan, which is initially invested in the Company's common stock, but may be transferred at the participant's discretion into other investment vehicles offered under the Plan. No matching contributions were invested in the Company's common stock as of December 31, 1998. Prior to December 1998, the Company matched three percent of the participants' contributions into investment vehicles designated by the participants. The Company did not make a discretionary contribution for the plan year ended December 31, 1998.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contribution, the Company's contribution, and an allocation of the Plan's earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

VESTING

Participants are immediately vested in their contributions plus actual earnings thereon. Generally, a participant becomes vested at the rate of 20 percent per year in all employer contributions.

FORFEITURES

A participant's nonvested employer contribution may be forfeited if employment is terminated for any reason other than disability, death, or normal retirement. If forfeiture occurs, the forfeited amount is first used to reduce the Plan's administrative expenses and is then used to reduce future employer contributions. There were no forfeitures for the year ended December 31, 1998.

BENEFITS

Participants are generally eligible to receive funds from their accounts under the following circumstances:

-        Attainment of normal retirement age

-        Termination of employment

-        Incurrence of financial hardship, as defined

-        Death or disability

If a participant's vested interest in the account is no more than $5,000, benefits will be paid in a lump-sum amount. If a participant's vested balance is more than $5,000, payouts will be in the form of an annuity unless the annuity option is waived.

PARTICIPANT LOANS

Participants may borrow up to 50 percent of their vested account or $50,000, whichever is less, with a minimum loan requirement of $1,000. Loans must be repaid within five years and are repaid in equal installments through payroll deductions. Loan repayments of principal and interest are invested based on the participants' current investment elections. The loans are secured by the balance in the participant's account and bear interest at a rate equal to one percentage point above the prime lending rate, as defined. The interest rate remains fixed for the term of the loan. There were no participant loans outstanding as of December 31, 1998.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan's management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

BASIS OF ACCOUNTING

The financial statements have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles.

INVESTMENT VALUATION AND INCOME RECOGNITION

The Plan's investments are stated at fair value. John Hancock uses quoted market prices to value investments in the Plan. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

PAYMENT OF BENEFITS

Benefits are recorded when paid.

ADMINISTRATIVE EXPENSES

Administrative expenses of the Plan are paid by the Company in accordance with the Plan document. Administrative fees paid by the Company totaled $1,394 for 1998.

3.   PLAN TERMINATION:

While it has expressed no intent to do so, the Company has the right under the Plan to discontinue contributions and terminate the Plan at any time. Upon termination of the Plan, all participants would become fully vested and the assets of the Plan would be distributed in accordance with the Plan document.

4.   INVESTMENTS:

Upon enrollment in the Plan, a participant may direct investments in any of eight investment fund options. Participants may change their investment options quarterly. The fund descriptions are as follows:

JOHN HANCOCK GROWTH AND INCOME FUND - This fund invests in a diversified portfolio of stocks, bonds, and money market instruments. The fund's investment objective is to seek the highest total return without undue market risk.

JOHN HANCOCK EMERGING GROWTH FUND - This fund invests primarily in common stocks of emerging companies with market capitalization less than $1 billion.

JOHN HANCOCK FINANCIAL INDUSTRIES FUND - This fund invests primarily in common stocks of U.S. and foreign financial services companies.

JOHN HANCOCK GLOBAL TECHNOLOGY FUND - This fund invests in common stocks of foreign and U.S. technology companies.

JOHN HANCOCK HIGH YIELD BOND FUND - This fund invests primarily in lower-rated, higher-yielding debt securities. The fund's investment objective is to maximize current income without assuming undue risk.

JOHN HANCOCK MONEY MARKET FUND - This fund invests primarily in U.S. dollar-denominated money market securities. The fund's investment objective is to seek the maximum current income that is consistent with maintaining liquidity and preserving capital.

JOHN HANCOCK SOVEREIGN INVESTORS FUND - This fund invests primarily in a diversified portfolio of stocks. The fund's investment objective is to seek long-term growth of capital and income without undue market risk.

STARTEC GLOBAL COMMUNICATIONS CORPORATION COMMON STOCK - Funds are invested in the common stock of the Company that is traded publicly on the National Association of Securities Dealer Automated Quotations ("NASDAQ") under the ticker symbol "STGC."

The following investments represent five percent or more of net assets available for benefits as of December 31, 1998:


     John Hancock Growth and Income Fund          $84,211
     John Hancock Emerging Growth Fund             69,651
     John Hancock Financial Industries Fund        51,992
     John Hancock Global Technology Fund           41,465
     John Hancock High Yield Bond Fund             17,615
     John Hancock Money Market Fund                15,451

5.   INCOME TAX STATUS:

The Company has not obtained a favorable determination letter from the Internal Revenue Service stating that the Plan is designed in accordance with applicable requirements of the Internal Revenue Code (the "IRC"). However, the Company believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

6.   PROHIBITED TRANSACTION:

Effective February 3, 1997, the Department of Labor regulations require employers who sponsor pension plans to remit employee contributions as of the earliest date on which such contributions can reasonably be segregated from the employer's general assets, but in no event more than 15 business days following the month in which the participant contribution was withheld or received by the employer. Failure to remit or untimely remittance of participant contributions may constitute a use of plan assets for the benefit of the employer or a prohibited extension of credit. The Company did not remit participants' contributions in a timely manner on several occasions during the year ended December 31, 1998. Late remittances by the employer to the Plan are presented on the accompanying schedule of nonexempt transactions (Schedule III). The Company will pay all excise taxes and interest on behalf of the Plan to the Department of Labor concurrent with the Plan's Form 5500 filing in order to resolve these nonexempt transactions.

Item 4

                                                                    Schedule I

                         Startec Employee 401(k) Plan


          Item 27(a) - Schedule of Assets Held for Investment Purposes
                            As of December 31, 1998


        Identity of Issue, Borrower,
          Lessor or Similar Party                        Description                     Cost         Market Value
        ----------------------------                     -----------                    -------       ------------
John Hancock Mutual Fund                      Growth and Income Fund                   $ 80,902          $ 84,211
John Hancock Mutual Fund                      Emerging Growth Fund                       60,073            69,651
John Hancock Mutual Fund                      Financial Industries Fund                  49,873            51,992
John Hancock Mutual Fund                      Global Technology Fund                     31,636            41,465
John Hancock Mutual Fund                      High Yield Bond Fund                       19,113            17,615
John Hancock Mutual Fund                      Money Market Fund                          15,451            15,451
John Hancock Mutual Fund                      Sovereign Investors Fund                      465               446
                                                                                       --------          --------
                                                         Total                         $257,513          $280,831
                                                                                       --------          --------
                                                                                       --------          --------







          The accompanying notes are an integral part of this schedule.

                                                                  Schedule II

                          Startec Employee 401(k) Plan


                Item 27(d) - Schedule of Reportable Transactions
                       For the Year Ended December 31, 1998

                                                                                   Expense               Market Value  Net Gain or
                                                                                   Incurred              of Asset on    (Loss) on
                                                      Purchase   Selling  Lease      with      Cost of   Transaction      Each
Identity of Party Involved   Description of Asset      Price      Price   Rental  Transaction   Asset       Date       Transaction
-------------------------- -------------------------  --------   -------  ------  -----------  -------   ------------  -----------
John Hancock Mutual Fund   Growth and Income Fund     $76,853    $   -    $   -     $  -       $76,853     $76,853        $  -
John Hancock Mutual Fund   Emerging Growth Fund        58,916        -        -        -        58,916      58,916           -
John Hancock Mutual Fund   Financial Industries Fund   49,569        -        -        -        49,569      49,569           -
John Hancock Mutual Fund   Global Technology Fund      31,184        -        -        -        31,184      31,184           -
John Hancock Mutual Fund   High Yield Bond Fund        18,586        -        -        -        18,586      18,586           -
John Hancock Mutual Fund   Money Market Fund           18,672        -        -        -        18,672      18,672           -
John Hancock Mutual Fund   Sovereign Investors Fund       603        -        -        -           603         603           -





          The accompanying notes are an integral part of this schedule.

                                                                Schedule III


                          Startec Employee 401(k) Plan


                Item 27(e) - Schedule of Nonexempt Transactions
                      For the Year Ended December 31, 1998


                                   Relationship to Plan,       Description of Transactions, including                   Interest
                                    Employer, or Other      Maturity Date, Rate of Interest, Collateral,      Amount   Incurred on
 Identity of Party Involved         Party-In-Interest               and Par or Maturity Value                 Loaned      Loan
-----------------------------      --------------------     ----------------------------------------------    ------   -----------
Startec Global Communications             Sponsor           Lending of money from the Plan to the employer
 Corporation                                                  (contributions not remitted on a timely basis
                                                              to the Plan), as follows:

                                                            Deemed loan dated March 18, 1998,
                                                              maturing April 14, 1998, with interest
                                                              at 8.91% per annum.                             $10,212     $  48

                                                            Deemed loan dated April 3, 1998,
                                                              maturing April 14, 1998, with interest
                                                              at 8.91% per annum.                              10,420        18

                                                            Deemed loan dated April 20, 1998,
                                                              maturing April 22, 1998, with interest
                                                              at 8.91% per annum.                              10,176         5

                                                            Deemed loan dated May 5, 1998,
                                                              maturing June 17, 1998, with interest
                                                              at 8.91% per annum.                              10,074        77

                                                            Deemed loan dated May 20, 1998,
                                                              maturing June 17, 1998, with interest
                                                              at 8.91% per annum.                              10,047        50

                                                            Deemed loan dated June 3, 1998,
                                                              maturing June 17, 1998, with interest
                                                              at 8.91% per annum.                              10,406        26

                                                            Deemed loan dated July 3, 1998,
                                                              maturing August 14, 1998, with interest
                                                              at 8.91% per annum.                              10,162        75

                                                            Deemed loan dated July 20, 1998,
                                                              maturing August 14, 1998, with interest
                                                              at 8.91% per annum.                              11,536        54

                                                            Deemed loan dated August 5, 1998,
                                                              maturing August 14, 1998, with interest
                                                              at 8.91% per annum.                              11,153        19

                                                            Deemed loan dated August 19, 1998,
                                                              maturing October 1, 1998, with interest
                                                              at 8.91% per annum.                              12,428        95

                                                            Deemed loan dated September 3, 1998,
                                                              maturing October 1, 1998, with interest
                                                              at 8.91% per annum.                              12,777        63

                                                            Deemed loan dated September 18, 1998,
                                                              maturing October 1, 1998, with interest
                                                              at 8.91% per annum.                              12,031        27

                                                            Deemed loan dated October 20, 1998,
                                                              maturing December 7, 1998, with interest
                                                              at 8.91% per annum.                              12,618       106

                                                            Deemed loan dated November 4, 1998,
                                                              maturing December 7, 1998, with interest
                                                              at 8.91% per annum.                              12,663        72

                                                            Deemed loan dated November 18, 1998,
                                                              maturing December 7, 1998, with interest
                                                              at 8.91% per annum.                              12,850        41

                                                            Deemed loan dated December 3, 1998,
                                                              maturing December 7, 1998, with interest
                                                              at 8.91% per annum.                              14,888         7

                                                            Deemed loan dated December 18, 1998,
                                                              maturing January 4, 1999, with interest
                                                              at 8.91% per annum.                              15,002        41

                                                            Deemed loan dated May 20, 1998,
                                                              maturing June 18, 1999, with interest
                                                              at 8.91% per annum.                                 610        43

                                                            Deemed loan dated October 1, 1998,
                                                              maturing June 18, 1999, with interest
                                                              at 8.91% per annum.                                 104         5

                                                                                                             --------     -----
                                                                                                             $200,157     $ 872
                                                                                                             --------     -----
                                                                                                             --------     -----

          The accompanying notes are an integral part of this schedule.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                        STARTEC GLOBAL COMMUNICATIONS
                                        CORPORATION

                                        STARTEC EMPLOYEE 401(k) PLAN



                                        By /s/ Prabhav V. Maniyar
                                           -------------------------
                                        Prabhav V. Maniyar
                                        Trustee, STARTEC Employee 401(k) Plan


 Date: June 29, 1999